Agreement for Special Liaison to the Board

This Agreement (“Agreement”) is made and entered into as of April 15 2025, by and between EcoPlus, Inc. (ECPL or “Company”), a corporation organized under the laws of the State of Wyoming, and Alan Forbes of Portsmouth NH (“Liaison”).

1. Engagement and Role

The Company hereby engages Alan Forbes to serve as Special Liaison to the Board of Directors (“Liaison”) for the purpose of:

-Assisting and advising the Company in its efforts to obtain approval for a Regulation A offering under the rules of the U.S. Securities and Exchange Commission (“Reg A”).

-Providing strategic guidance to the Board of Directors regarding mergers, acquisitions, and related corporate growth initiatives.

2. Term

This Agreement shall commence on the date written above and shall remain in effect until terminated by either party with thirty (30) days’ written notice. If the agreement is terminated by ECPL, the performance bonuses will remain in effect for any companies with which the Special Liaison was in active negotiations with at the time of such termination.

3. Compensation

As compensation for services rendered, the Liaison shall receive:

a. Preferred Equity Grant

-15,000 Preferred Shares, convertible to Common Stock at a ratio of 1 Preferred Share = 20 Common Shares, per month.

b. Performance Bonuses

-100,000 Preferred Shares upon successful qualification of the Company’s Reg A offering by the SEC.

-100,000 Preferred Shares upon the successful acquisition of an existing operating company approved by the board.

-50,000 Preferred Shares for each additional acquisition executed under the Liaison’s guidance or with his direct involvement, approved by the board.

4. Vesting and Delivery

All equity grants and performance bonuses shall be subject to standard documentation and board approval. The Company shall make reasonable efforts to issue said shares promptly upon achievement of each milestone.

5. Independent Contractor

The Liaison shall serve in the capacity of an independent contractor and not as an employee or officer of the Company. Nothing in this Agreement shall be construed to create a partnership, joint venture, or employer-employee relationship.

6. Confidentiality

The Liaison agrees to maintain the confidentiality of all non-public information received in connection with this engagement and shall not disclose or use such information for personal gain or to the detriment of the Company.

7. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming, without regard to its conflicts of law principles.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Alan Forbes

Mr. Alan Forbes

For EcoPlus, Inc.

04/30/2025

/s/ Vincent Sablone

Mr. Vincent Sablone

04/16/2025

Mr. Rick Latorella

/s/ Vincent Cammarata

Mr. Vincent Cammarata

04/16/2025

/s/ Amy Brimicombe

Ms. Amy Brimicombe

04/30/2025